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SEC MAIL RECEIVED PROCESSING
FEB 2 8 2006
WASH. D.C. 213 SECTION
CM

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48226

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/05___ AND ENDING ___12/31/05___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chestnut Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Center
(No. and Street)

Boston	Massachusetts	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Albert A. Holman, III   617-832-8600
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DiCicco, Gulman & Company LLP
(Name - if *individual, state last, first, middle name*)

150 Presidential Way	Woburn	Massachusetts	01801
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 10 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ Albert A. Holman, III _____ swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Chestnut Securities, Inc. _____ as of _____ December 31 _____, 20 05 _____ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
(Signature)

_____
President
Title



_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions of this filing, see section 240.1 7a-5(e)(3).



CHESTNUT SECURITIES, INC.
SEC FILE NO.: 8-48226

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2005

INDEPENDENT AUDITORS' REPORT AND
SUPPLEMENTAL INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL

FILED IN ACCORDANCE WITH RULE 17a-5(e)(3)
AS A PUBLIC DOCUMENT

CHESTNUT SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2005

Table of Contents



DiCicco, Gulman & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

150 PRESIDENTIAL WAY, SUITE 510   WOBURN, MASSACHUSETTS 01801

TELEPHONE (781) 937-5300 • FACSIMILE (781) 937-5100 • WWW.DGCCPA.COM

<u>Independent Auditors' Report</u>

Board of Directors
Chestnut Securities, Inc.
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Chestnut Securities, Inc. as of December 31, 2005, and the related statements of operations, cash flows, and changes in shareholder's equity, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chestnut Securities, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DiCicco Gulman + Company LLP

January 27, 2006

3

BOSTON • WOBURN • DENVER

CHESTNUT SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$	203,947
Marketable securities, at fair value		52,770
Due from affiliate		22,152
	$	278,869

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$	108
		108

Shareholder's equity:

Common stock, no par; 1,000 shares authorized;		
380 shares issued and outstanding		102
Additional paid-in capital		301,000
Accumulated deficit		(49,506)
Accumulated other comprehensive income		27,165
		278,761
	$	278,869

The accompanying notes are an integral part of the financial statements.

CHESTNUT SECURITIES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues:

Investment banking fees	$ 2,723,780
Investment income	31,942
Reimbursement for expenses incurred	23,702
Total revenues	2,779,424

Expenses:

Reimbursable expenses incurred	23,702
Administrative	43,960
Legal and accounting	15,062
Regulatory fees and expenses	5,986
Total expenses	88,710

Net income $ 2,690,714

The accompanying notes are an integral part of the financial statements.

CHESTNUT SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:	
Net income	$ 2,690,714
Adjustments to reconcile net income to net cash provided by operating activities:	
Gain on sale of marketable securities	(20,229)
Changes in operating assets and liabilities:	
Accounts receivable	9,009
Due from affiliate	(22,152)
Accounts payable, related party	(18,189)
Accounts payable and accrued expenses	(1,398)
Total adjustments	(52,959)
Net cash provided by operating activities	2,637,755
Cash flows from investing activities:	
Exercise of common stock warrants	(24,000)
Proceeds from sale of marketable securities	33,229
Net cash provided by investing activities	9,229
Cash flows from financing activities:	
Distributions to shareholder	(2,575,000)
Net cash used in financing activities	(2,575,000)
Net increase in cash and cash equivalents	71,984
Cash and cash equivalents, beginning of year	131,963
Cash and cash equivalents, end of year	$ 203,947

The accompanying notes are an integral part of the financial statements.

CHESTNUT SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2005

	Comprehensive Income	Common Stock		Additional paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholder's Equity
		Number of Shares	Amount				
January 1, 2005		380	$ 102	$ 301,000	$ (165,220)	$ (1,885)	$ 133,997
Comprehensive income:							
Net Income	$ 2,690,714	-	-	-	2,690,714	-	2,690,714
Other comprehensive income:							
Holding gains on marketable securities	49,279	-	-	-	-	49,279	49,279
Reclassification adjustment	(20,229)	-	-	-	-	(20,229)	(20,229)
Total comprehensive income	$ 2,719,764						
Distributions		-	-	-	(2,575,000)	-	(2,575,000)
December 31, 2005		380	$ 102	$ 301,000	$ (49,506)	$ 27,165	$ 278,761

The accompanying notes are an integral part of the financial statements.

7

CHESTNUT SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies

Nature of Business

Chestnut Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers. The Company does not carry security accounts for customers or perform custodial functions related to customer securities. The Company intends to sell securities, principally for clients of a related organization, Chestnut Partners, Inc., which provides financial consulting services, and provide general investment banking advice, including acting as a financial advisor for merger and acquisition assignments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company maintains cash in demand deposit accounts with federally insured banks. At times, the balances in these accounts may exceed federally insured limits.

The Company has defined cash equivalents as money market funds and highly liquid investments, with original maturities of ninety days or less, that are not held for sale in the ordinary course of business. Cash equivalents may include investments which are not insured or otherwise guaranteed by the U.S. Government.

Securities

All securities are deemed by management to be "available for sale." Securities classified as "available for sale" are carried in the financial statements at fair value. The fair values of investments for which exchange quotations are readily available are valued at the last sales price, or if no current sales price exists, at the closing bid price. Securities for which exchange quotations are not readily available are valued using dealer-supplied valuations or at their fair value as determined in good faith under consistently applied procedures established by and under the general supervision of the Company's management.

Realized gains and losses on the disposition of securities and declines in value, judged to be other than temporary, are determined using the specific identification method and included in earnings in the statement of operations.

Unrealized gains and losses on marketable securities are reported as a separate component of comprehensive income in the statement of changes in shareholder's equity and as a separate component of shareholder's equity on the balance sheet. Gains or losses realized on the disposition of marketable securities, which had been reported as unrealized in a prior year, are reflected in other comprehensive income as a reclassification adjustment.

8

CHESTNUT SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Continued)

Securities (Continued)
Investments are considered to be impaired when a decline in fair value is judged to be other-than-temporary. The Company employs a systematic methodology that considers available evidence in evaluating potential impairment of investments. Once a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded and a new cost basis in the investment is established.

Income Taxes
The Company elected to be treated as an "S" Corporation for income tax purposes and the sole shareholder has consented to include the Company's income or loss in his individual income tax return. Accordingly, there is no provision for income taxes included in the financial statements.

Note 2 - Marketable Securities, at Fair Value

In 2001, funds held in escrow to purchase securities were exchanged in a private placement purchase of 1,000 shares of common stock and 1,500 warrants to purchase common stock in The NASDAQ Stock Market, Inc. The NASDAQ Stock Market, Inc. common stock began trading on the Over-The-Counter Bulletin Board on July 1, 2002.

In November 2005, the Company sold its 1,000 shares of common stock for total proceeds of $33,229. The Company recognized a gain on the sale of $20,229.

In December 2005, the Company exercised the 1,500 NASDAQ Stock Market, Inc. common stock purchase warrants. At December 31, 2005, the cost basis of the securities obtained by exercising the warrants was $25,605, with $27,165 of unrealized holdings gains included in accumulated other comprehensive income.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 1500 percent. At December 31, 2005 the Company had net capital of $246,251, which was $241,251 in excess of its net capital required of $5,000.

Note 4 - Related Party Transactions

Reimbursable Expenses
An entity under common control with the Company (the "Affiliate") pays certain expenses on behalf of clients of the Company which are reimbursed to the Company by the clients. In turn, the Company reimburses the Affiliate.

Note 4 - Related Party Transactions (Continued)

Administrative Expenses

The Company has an agreement with the Affiliate whereby the Affiliate has agreed to fund certain administrative expenses of the Company. Under the agreement, the Company reimburses the Affiliate for its share of the administrative expenses funded on the Company's behalf. In 2005, the Company reimbursed the Affiliate for administrative expenses incurred in the amount of $42,000.

Due from affiliate represents unsecured advances to the Affiliate in connection with the arrangement described above.

SUPPLEMENTARY INFORMATION

CHESTNUT SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

Net capital
Total shareholder's equity qualified for net capital .... $ 278,761

Deductions and/or charges:
  Non-allowable assets
    Due from affiliate .... (22,152)

Net capital before haircuts on securities position .... $ 256,609

Haircuts on securities .... (10,358)

    Net capital .... $ 246,251

Aggregate indebtedness .... $ 108

Computation of basic net capital requirement
  Minimum net capital required .... $ 5,000

Percentage of aggregate indebtedness to net capital 0%

Reconciliation with Company's computation (included in Part II of
  Form X-17A-5 as of December 31, 2005)

Net capital, as reported in Company's Part II
  (unaudited) FOCUS report .... $ 246,251
Net audit adjustments 0

Net capital per above .... $ 246,251

CHESTNUT SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2005

The Company claims exemption to the Reserve Requirement Rule under the provision of Rule 15c3-3(k).



DiCicco, Gulman & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

150 PRESIDENTIAL WAY, SUITE 510   WOBURN, MASSACHUSETTS 01801

TELEPHONE (781) 937-5300 • FACSIMILE (781) 937-5100 • WWW.DGCCPA.COM

EXHIBIT A

Report of Independent Auditors on Internal Control
Required By SEC Rule 17a-5

Board of Directors
Chestnut Securities, Inc.
Boston, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of Chestnut Securities, Inc., (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

13

that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Di Cicco, Hulman - Company LLP

January 27, 2006